Ultrapetrol Announces Results of Extraordinary General Meeting of Shareholders

NASSAU, Bahamas, July 2, 2012 -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced the results of its extraordinary general meeting of shareholders held on July 2, 2012.

At the meeting, the following proposals were approved and adopted, both as described in the proxy materials distributed to shareholders prior to the extraordinary general meeting: 1) the approval of the proposed increase in authorized share capital and 2) the adoption of Amended and Restated Memorandum and Articles of Association.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164.

SOURCE: Ultrapetrol	ULTR-G

Contact:
The IGB Group
Leon Berman
212-477-8438
lberman@igbir.com

or

David Burke
646-673-9701
dburke@igbir.com